EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six Months Ended June 30,	Year Ended December 31
	2011	2010	2009	2008	2007	2006
Earnings available for fixed charges:
Income from continuing operations
before income taxes and noncontrolling	$1,834	$2,655	$1,682	$3,849	$3,447	$3,186
interest
Add:
Distributed earnings from equity in
unconsolidated affiliates	6	13	17	30	43	28
Fixed charges	183	402	361	232	222	238
Subtotal	2,023	3,070	2,060	4,111	3,712	3,452
Less:
Equity in earnings of unconsolidated
affiliates	11	20	16	50	57	65
Total earnings available for fixed charges	$2,012	$3,050	$2,044	$4,061	$3,655	$3,387

Fixed charges:
Interest expense	$135	$308	$297	$167	$168	$179
Rental expense representative of interest	48	94	64	65	54	59
Total fixed charges	$183	$402	$361	$232	$222	$238

Ratio of earnings to fixed charges	11.0	7.6	5.7	17.5	16.5	14.2